
10013252

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 25 2010
WASH, D.C.
193
SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Year Ended December 31, 2009

SHELL PROVIDENT FUND
P. O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Page

Index to Financial Statements and Exhibit

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: 

Cathy K. Potter
Plan Administrator

Date: June 17, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Participants and Trustees of the
Shell Provident Fund

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Shell Provident Fund (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 17, 2010

SHELL PROVIDENT FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2009	2008
Short-term investments	$ 1,835,749,179	$ 1,988,444,105
Common stock	1,003,088,510	928,900,434
Common Collective funds	1,664,979,094	1,314,876,913
Registered investment company shares	3,474,585,882	2,508,470,080
Self directed brokerage accounts	102,922,924	58,839,064
Participant loans	135,769,022	125,765,227
Total investments	8,217,094,611	6,925,295,823
Interest and other receivables	12,093,151	6,861,599
Total assets	8,229,187,762	6,932,157,422
Accounts payable	4,240,771	7,442,613
Total liabilities	4,240,771	7,442,613
Net assets available for benefits	$ 8,224,946,991	$ 6,924,714,809

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ending December 31, 2009	Year Ending December 31, 2008
Additions to net assets attributed to:		
Investment income/loss:		
Dividends and interest	$ 142,636,180	$ 230,821,736
Net appreciation/(depreciation):		
Common stock	136,691,492	(487,703,553)
Common Collective funds	247,262,482	(490,385,184)
Registered investment company shares	783,547,669	(1,670,262,702)
Self directed brokerage accounts	12,999,977	(17,494,319)
	1,323,137,800	(2,435,024,022)
Contributions:		
Participant	214,806,516	211,304,500
Employer	175,359,729	166,832,730
Rollover	12,884,725	20,829,127
	403,050,970	398,966,357
Total	1,726,188,770	(2,036,057,665)
Deductions from net assets attributed to:		
Participant distributions and withdrawals	457,960,510	665,538,583
Administrative expenses	3,655,842	4,051,122
Total	461,616,352	669,589,705
Net increase/(decrease)	1,264,572,418	(2,705,647,370)
Transfers from the Pennzoil-Quaker State Savings and Investment Plan	35,659,764	-
Net assets available for benefits:		
Beginning of year	6,924,714,809	9,630,362,179
End of year	$ 8,224,946,991	$ 6,924,714,809

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

General

The Shell Provident Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan. The assets of the Plan were formerly held in a participating trust in the Shell Savings Group Trust (Group Trust). On February 25, 2008, the Shell Savings Group Trust was terminated and the Shell Provident Fund became the legal as well as beneficial owner of all the Trust assets and liabilities. In order to streamline administration, on June 26, 2009, the Pennzoil-Quaker State Savings and Investment Plan was merged into the Shell Provident Fund resulting in a transfer into the Plan of $35,659,764 including $122,172 in loans.

Eligibility

Employees of Shell Oil Company and certain affiliated companies (Contributing Companies) may elect to contribute up to 50 percent of their eligible compensation on a pre-tax basis and up to 25 percent on an after-tax basis to the Plan, subject to IRS limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each participant's account based on their base and variable pay after the period of service shown in the following table:

1 year accredited service	2.5%
6 years of accredited service	5.0%
9 years of accredited service	10.0%

Participant and company contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including short-term investments, a company stock fund, Common / Collective funds, registered investment company shares (mutual funds), and a BrokerageLink account. Effective December 1, 2009, Barclays Global Investors, N.A. (BGI) was acquired by BlackRock, Inc. For participants who do not select an investment election, contributions are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

Investment managers of the investment options invest funds at their discretion, as governed by the Regulations, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, and various mutual funds. Investments in the Plan are valued daily at the end of each business day.

Vesting and Withdrawals

Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Active employees age 59½ or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their own after-tax contributions without any time or limit restriction.

A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to roll over an account from another qualified retirement plan into the Plan if certain requirements are met. An employee may withdraw funds that were rolled into the Plan in a valid rollover at any time.

Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans issued during 2009 ranged from 3.25 percent to 4.00 percent and 4.00 percent to 7.75 percent during 2008.

Forfeited Accounts
Participants of the Shell Trading Savings Plan that merged into the Plan on December 29, 2004 retained their 5-year vesting criteria related to Company contributions prior to the merger. Therefore, forfeited amounts were used to reduce current and future company contributions. In addition, the Pennzoil-Quaker State Company Savings and Investment Plan merged into the Provident Fund on June 26, 2009, which resulted in an increase of $214,772 in the forfeiture account. Forfeited nonvested accounts totaled $93,530 and $94 as of December 31, 2009 and 2008, respectively. Company contributions and plan expenses were reduced by $143,879 and $16,309 from forfeited nonvested accounts for the years ended December 31, 2009 and 2008, respectively.

Administration of Plan Assets
Audit, investment manager, custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $30,512 and $334,784 at December 31, 2009 and 2008, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

The Trustees as defined by the Plan are employees of a consolidated subsidiary of Royal Dutch Shell plc, and therefore, qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch plc Shell stock, which qualifies as a party-in-interest transaction.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Plan are presented on the following basis:

Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year-end;

Participant loans are valued at amortized cost which approximates fair value;

Common / Collective funds are valued based on the net asset value of the trust units held by the Plan at year end;

All other investments are stated at market value based on vendor quoted prices.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN THE PLAN:

The following table presents investments representing 5% or more of the total Plan net assets at December 31, 2009 and December 31, 2008:

	December 31,	
	2009	2008
	(In millions)	
Thrift Fund	$ 1,810	$ 1,961
Royal Dutch Shell Stock Fund	1,003	954
U.S. Equity Index Fund	756	623

NOTE 4 - LINE OF CREDIT OF THE PLAN:

The Thrift Fund and Royal Dutch Shell Stock Fund (RDSF) have an available line of credit to fund redemptions as needed. At December 31, 2009 and December 31, 2008 the Shell Provident Fund had no amounts outstanding under the line of credit.

NOTE 5 – RISKS AND UNCERTAINTIES:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6- FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Section 401(a) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

NOTE 7 – RECONCILIATION OF THE FINANCIALS TO SCHEDULE H OF FORM 5500:

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Schedule H of Form 5500:

	December 31,	
	2009	2008
Net assets per financial statements	$8,224,946,991	$6,924,714,809
Deemed distributions of participant loans	(3,096,888)	(2,895,647)
Net assets available for benefits per Schedule H	$8,221,850,103	$6,921,819,162

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2009 to Schedule H of Form 5500:

	2009
Total deductions per the financial statements	$ 461,616,352
Deemed distributions of participant loans – offset during plan year	201,241
Total expenses paid per Schedule H of Form 5500	$ 461,817,593

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the financial statements and recorded as an expense on Schedule H on Form 5500.

NOTE 8 – FAIR VALUE MEASUREMENT:

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the assets or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The following sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2009:

Investments at Fair Value as of December 31, 2009

Investments in	Level 1	Level 2	Level 3	Total
Short-Term Investments	$ -	$ 1,835,749,179	$ -	$ 1,835,749,179
Common Stock	$ 1,003,088,510	$ -	$ -	$ 1,003,088,510
Common / Collective Funds	$ -	$ 1,664,979,094	$ -	$ 1,664,979,094
Registered Investment Co.	$ 3,474,585,882	$ -	$ -	$ 3,474,585,882
Self-Directed Brokerage Acct				
Short-Term Investments	$ 38,602,832	$ -	$ -	
Common Stock	$ 44,573,015	$ -	$ -	
Corporate Bonds	$ -	$ 3,327,810	$ -	
Registered Investment Co.	$ 14,285,417	$ -	$ -	
US Government Securities	$ -	$ 2,096,396		
Rights / Warrants	$ 37,454	$ -	$ -	
Total Self-Directed Brokerage				$ 102,922,924
Participant Loans	$ -	$ -	$ 135,769,022	$ 135,769,022
Total investments at fair value	$ 4,575,173,110	$ 3,506,152,479	$ 135,769,022	$ 8,217,094,611

Investments at Fair Value as of December 31, 2008

Investments in	Level 1	Level 2	Level 3	Total
Short-Term Investments	$ -	$ 1,988,444,105	$ -	$ 1,988,444,105
Common Stock	$ 928,900,434	$ -	$ -	$ 928,900,434
Common / Collective Funds	$ -	$ 1,314,876,913	$ -	$ 1,314,876,913
Registered Investment Co.	$ 2,508,470,080	$ -	$ -	$ 2,508,470,080
Self-Directed Brokerage Acct				
Short-Term Investments	$ 23,652,310	$ -	$ -	
Common Stock	$ 24,531,832	$ -	$ -	
Corporate Bonds	$ -	$ 1,529,381	$ -	
Registered Investment Co.	$ 7,029,311	$ -	$ -	
US Government Securities	$ -	$ 2,096,230		
Total Self-Directed Brokerage				$ 58,839,064
Participant Loans	$ -	$ -	$ 125,765,227	$ 125,765,227
Total investments at fair value	$ 3,492,583,967	$ 3,306,946,629	$ 125,765,227	$ 6,925,295,823

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009 and December 31, 2008.

Level 3 Assets Rollforward

Balance at December 31,2007	$126,438,173
Loan repayments and withdrawals (net)	($672,946)
Balance at December 31, 2008	$125,765,227
Loan repayments, withdrawals, and transfers from other plans (net)	$ 10,003,795
Balance at December 31, 2009	$135,769,022

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks, corporate bonds, U.S. government securities, and rights / warrants: Valued at the closing price reported on the active market on which the individual securities are traded.

Common / Collective funds are valued based on the net asset value of the trust units held by the Plan at year end.

Registered Investment Companies (mutual funds): Valued at the net asset value ('NAV") of shares held by the plan at year-end.

Participant Loans: Valued at amortized cost, which approximates fair value.

Short-Term Investments: Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 9 – SUBSEQUENT EVENTS:

Management has evaluated all subsequent event transactions and events after the Statement of Net Assets Available for Benefits date through the date on which these financial statements were available to be issued and, except as already included in the notes to the financial statements, has determined that no additional items require disclosure.

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHELL SAVINGS GROUP TRUST
EIN 76-6113357
PLAN NO. 001

(a)	(b) Identity of Issue	(c) Description of Investment			(e)
		Par Value	Rate (%)	Maturity Date	Current Value $
	SHORT TERM INVESTMENTS				
	ABBOTT LABS VCP 3ML+7.5 10/10	8,000,000.00	VCP	10/26/10	8,005,000
	AT&T INC FRN 3ML+45 4/02/10	18,000,000.00	FRN	04/02/10	18,000,000
	AUTOBAHN FUNDINCP .26% 1/07/10	2,000,000.00	.260 %	01/07/10	1,999,864
	AUTOBAHN FUNDINCP .27% 1/15/10	12,000,000.00	.270 %	01/15/10	11,998,250
	AUTOBAHN FUNDINCP .29% 2/02/10	1,000,000.00	.290 %	02/02/10	999,650
	BAAT 2009-2A A1 .3961 9/10	934,599.56	.396 %	09/15/10	934,916
	BAC-NA BN .3% 2/18/10	3,000,000.00	.300 %	02/18/10	3,000,381
	BAC-NA BN .3% 2/19/10	1,000,000.00	.300 %	02/19/10	1,000,118
	BAC-NA BN .3% 3/15/10	6,000,000.00	.300 %	03/15/10	6,001,794
	BANCO ESPIR SANCP .33% 1/05/10	5,000,000.00	.330 %	01/05/10	4,999,889
	BANK AMER FDIC 3ML+3 9/13/10	9,000,000.00	BN	09/13/10	9,001,908
	BANK NOVA Y$CD 3ML 7/14/10	6,000,000.00	YCD	07/14/10	5,997,234
	BANK NOVA Y$CD 3ML 7/15/10	3,000,000.00	YCD	07/15/10	2,997,843
	BANK NOVA Y$CD 3ML+10 5/25/10	3,000,000.00	YCD	05/25/10	2,998,836
	BANK NOVA Y$CD 3ML+20 5/6/10	7,000,000.00	YCD	05/06/10	6,998,964
	BANK OF AMERICA BN 1ML+5 6/10	6,000,000.00	BN	06/04/10	6,000,000
	BANK OF NOVA Y$CD 3ML 8/16/10	3,000,000.00	YCD	08/16/10	2,995,806
	BANK OF NOVA Y$CD 3ML+5 6/8/10	3,000,000.00	YCD	06/08/10	2,999,061
	BANK T-M UFJ Y$CD .18% 2/02/10	8,000,000.00	.180 %	02/02/10	8,000,000
	BANK T-M UFJ Y$CD .21% 1/22/10	20,000,000.00	.210 %	01/22/10	19,999,878
	BANK T-M UFJ Y$CD .21% 1/27/10	17,000,000.00	.210 %	01/27/10	16,999,873
	BANK T-M UFJ Y$CD .22% 1/22/10	7,000,000.00	.220 %	01/22/10	7,000,000
	BANK T-M UFJ Y$CD .22% 2/04/10	8,000,000.00	.220 %	02/04/10	7,999,845
	BANK T-M UFJ Y$CD .3% 2/08/10	17,000,000.00	.300 %	02/08/10	17,001,102
	BANK T-M UFJ Y$CD .45% 1/25/10	8,000,000.00	.450 %	01/25/10	8,001,276
	BARCLAYS NYY$CD 1ML+11 5/17/10	23,000,000.00	YCD	05/17/10	22,992,410
	BBVA SA LON Y$CP .3% 3/18/10	6,000,000.00	.300 %	03/18/10	5,997,421
	BBVA SA Y$CD 1ML+5 6/17/10	13,000,000.00	YCD	06/17/10	12,994,748
	BBVA YECD .31% 1/25/10	8,000,000.00	.310 %	01/25/10	8,000,499
	BBVA YECD .31% 1/29/10	8,000,000.00	.310 %	01/29/10	8,000,578
	BCO BLB VI A(NYY$CD .2% 1/06/10	1,000,000.00	.200 %	01/06/10	999,997
	BCO BLB VI A(NYY$CD .375% 6/16/10	6,000,000.00	.375 %	06/16/10	5,999,026
	BK NOVA HOU Y$CD 1ML+1 12/6/10	11,000,000.00	YCD	12/06/10	10,985,876
	BLB(UNGTD) Y$CD .39% 1/12/10	5,000,000.00	.390 %	01/12/10	5,000,283
	BMO CHI BRH YCD 1ML+1 12/21/10	3,000,000.00	YCD	12/21/10	3,000,291
	BMONT YECD .2% 1/25/10	11,000,000.00	.200 %	01/25/10	10,999,847
	BMWLT 09-1 A1 .7921% 6/15/10	5,070.887	.792 %	06/15/10	5,072
	BNP PARIBAS NY Y$CD .4% 9/08/10	2,000,000.00	.400 %	09/08/10	1,999,442
	BNP PARIBAS NY Y$CD .41% 9/01/10	6,000,000.00	.410 %	09/01/10	5,998,775
	BNP PARIBAS NY Y$CD .42% 9/15/10	10,000,000.00	.420 %	09/15/10	9,998,565
	BNP PARIBAS NY Y$CD .45% 9/20/10	11,000,000.00	.450 %	09/20/10	11,000,795
	BNP SA FRN 3ML+21 11/13/10	13,000,000.00	FRN	11/13/10	13,002,730
	BNPSA Y$CD .4% 8/12/10	6,000,000.00	.400 %	08/12/10	6,001,110
	BNPSA Y$CD .59% 1/25/10	6,000,000.00	.590 %	01/25/10	6,001,664
	BNPSA Y$CD .6% 4/20/10	15,000,000.00	.600 %	04/20/10	15,015,539
	BOA FDIC FRN 3ML+5 7/29/10	18,941,000.00	FRN	07/29/10	18,944,656
	BP CAPITAL MARKETS FRN 1/11/11	9,000,000.00	FRN	01/11/11	8,986,194
	CAIXA Y$CD .2% 1/07/10	6,000,000.00	.200 %	01/07/10	5,999,977
	CALYON NY Y$CD 3ML+15 6/8/10	16,000,000.00	YCD	06/08/10	16,001,792
	CELLCO PARTN 3ML+50 6/11 144A	10,000,000.00	FRN	06/27/11	9,978,730
	CIBC NY BRH Y$CD 1ML+3 11/10	11,000,000.00	YCD	11/17/10	10,993,334
	CIBC Y$CD 1ML+5 10/12/10	11,000,000.00	YCD	10/12/10	10,987,383
	CIC YECD .355% 1/21/10	9,000,000.00	.355 %	01/21/10	9,000,707
	CIC YECD .4% 3/03/10	11,000,000.00	.400 %	03/03/10	11,002,460
	CIC YECD .4% 3/08/10	5,000,000.00	.400 %	03/08/10	5,001,209
	CIC YECD .5% 1/04/10	6,000,000.00	.500 %	01/04/10	6,000,187
	CITIBANK NA FDIC 3ML+5FRN 9/10	4,000,000.00	FRN	09/30/10	3,999,488
	CNTRA CSTA CA RGNC L=FNM VR7@	12,800,000.00	VRDN	10/15/33	12,800,000
	COMAUS YECD .5% 9/24/10	3,000,000.00	.500 %	09/24/10	3,003,328
	COMMERZBANK NY Y$CD .25% 2/02/10	11,000,000.00	.250 %	02/02/10	11,000,100
	COMMERZBANK NY Y$CD .25% 2/11/10	8,000,000.00	.250 %	02/11/10	8,000,093
	COMMERZBANK Y$CD 1ML+5 5/4/10	13,000,000.00	YCD	05/04/10	12,994,852
	COMMERZBK Y$CD .35% 2/23/10	7,000,000.00	.350 %	02/23/10	7,001,152
	COMMERZBK Y$CD .35% 3/01/10	6,000,000.00	.350 %	03/01/10	6,000,797
	COMMERZBK Y$CD .35% 3/02/10	9,000,000.00	.350 %	03/02/10	9,001,217
	COMMERZFIN CP .3% 1/22/10	15,000,000.00	.300 %	01/22/10	14,998,424
	COMMERZFIN CP .44% 1/14/10	11,000,000.00	.440 %	01/14/10	10,999,277
	COMMONWLTH BK 1ML+5 12/10 144A	11,000,000.00	FRN	12/14/10	10,994,841
	CREDIT AG YECD 1ML+10 10/26/10	12,000,000.00	YECD	10/26/10	11,980,716
	CREDIT AG YECD 1ML+5 9/01/10	14,000,000.00	YECD	09/01/10	13,993,588
	CREDIT AGRIC SAYECD .6% 2/16/10	10,000,000.00	.600 %	02/16/10	10,004,821
	CREDIT AGRIC SAYECD .6% 2/17/10	11,000,000.00	.600 %	02/17/10	11,005,416
	CREDIT AGRIC SAYECD .67% 5/20/10	14,000,000.00	.670 %	05/20/10	14,019,550
	DAKOTA CP .22% 1/07/10	7,000,000.00	.220 %	01/07/10	6,999,523
	DAKOTA CP .23% 2/01/10	4,000,000.00	.230 %	02/01/10	3,998,645
	DAKOTA CP .24% 2/08/10	2,000,000.00	.240 %	02/08/10	1,999,164
	DAKOTA CP .25% 2/08/10	2,000,000.00	.250 %	02/08/10	1,999,164
	DAKOTA CP .25% 2/08/10	2,000,000.00	.250 %	02/08/10	1,999,164
	DAKOTA CP .27% 2/11/10	2,000,000.00	.270 %	02/11/10	1,999,095
	DAKOTA CP .28% 2/02/10	3,000,000.00	.280 %	02/02/10	2,998,949
	DAKOTA CP .3% 1/11/10	5,619,000.00	.300 %	01/11/10	5,618,399
	DAKOTA CP .3% 1/13/10	5,000,000.00	.300 %	01/13/10	4,999,368
	DAKOTA CP .3% 1/15/10	4,000,000.00	.300 %	01/15/10	3,999,417
	DAKOTA CP .3% 1/15/10	1,000,000.00	.300 %	01/15/10	999,854
	DANSKBNK YECD .203% 2/16/10	12,000,000.00	.203 %	02/16/10	11,999,413
	DANSKE Y$CP .05% 1/04/10	4,000,000.00	.050 %	01/04/10	3,999,976
	EMERALD(BA) CP .66% 1/04/10	2,000,000.00	.660 %	01/04/10	1,999,922
	EMERALD(BA) CP .67% 1/04/10	3,000,000.00	.670 %	01/04/10	2,999,883
	EMERALD(BA) CP .67% 1/05/10	1,000,000.00	.670 %	01/05/10	999,951
	EMERALD(BA) CP .67% 1/05/10	2,000,000.00	.670 %	01/05/10	1,999,903
	EMERALD(BA) CP .67% 1/06/10	2,000,000.00	.670 %	01/06/10	1,999,883
	FHLB .43% 10/5/10	8,000,000.00	.430 %	10/05/10	7,990,992
	FHLB .5% 10/18/10	4,000,000.00	.500 %	10/18/10	3,998,088
	FHLB .5% 10/28/10	4,000,000.00	.500 %	10/28/10	3,998,332
	FHLB .5% 11/24/10	4,000,000.00	.500 %	11/24/10	4,002,204
	FHLB .55% 11/03/10	4,000,000.00	.550 %	11/03/10	3,999,276
	FHLB .55% 11/05/10	7,000,000.00	.550 %	11/05/10	6,998,698
	FHLB .55% 7/20/10	5,000,000.00	.550 %	07/20/10	5,002,930

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date	(e) Current Value $
	SHORT TERM INVESTMENTS				
	FHLB .56% 11/19/10	7,000,000.00	.560 %	11/19/10	6,993,448
	FHLB .56% 8/17/10	2,000,000.00	.560 %	08/17/10	2,002,026
	FHLB .95% 3/26/10	3,000,000.00	.950 %	03/26/10	3,005,526
	FHLB .95% 3/26/10	2,000,000.00	.950 %	03/26/10	2,003,684
	FHLB 0.5% 11/03/10	3,000,000.00	.500 %	11/03/10	2,997,735
	FHLB 0.63% 5/12/10	10,000,000.00	.630 %	05/12/10	10,021,680
	FHLB 1% 2/24/10	23,000,000.00	1.000 %	02/24/10	23,027,416
	FHLB 1% 3/2/10	22,000,000.00	1.000 %	03/02/10	22,030,426
	FHLB 1.05% 2/17/10	6,000,000.00	1.050 %	02/17/10	6,006,510
	FHLB 1.05% 2/23/10	8,000,000.00	1.050 %	02/23/10	8,009,896
	FHLB 1.06% 7/13/10	2,000,000.00	1.060 %	07/13/10	2,007,090
	FHLB 1.375% 8/27/10	9,830,000.00	1.375 %	08/27/10	9,882,394
	FHLB 3.375% 8/13/10	1,000,000.00	3.375 %	08/13/10	1,017,413
	FHLB VFAC 3ML-3.5 2/19/10	5,715,000.00	VFAC	02/19/10	5,716,634
	FHLMC 4.875 2/9/10	22,000,000.00	4.875 %	02/09/10	22,101,200
	FNMA 3ML-5.5 2/12/10	12,465,000.00	VFAC	02/12/10	12,468,129
	FORTIS BK NY Y$CD .2% 1/07/10	8,950,000.00	.200 %	01/07/10	8,949,965
	GE CAP FDIC FRN 3ML+5 7/8/10	16,675,000.00	FRN	07/08/10	16,684,371
	GE CAP MTN 3ML+3 1/04/10	1,000,000.00	FRN	01/04/10	1,000,000
	HDMOT 2009-2 A1 0.718% 7/10	1,014,662.448	.718 %	07/15/10	1,014,763
	HDMOT 2009-3 A1 .347% 10/15/10	6,608,996.01	.347 %	10/15/10	6,606,325
	HESSENTH(UNGTD)Y$CP .45% 2/08/10	3,000,000.00	.450 %	02/08/10	2,999,363
	HESSENTH(UNGTD)Y$CP .6% 1/05/10	5,000,000.00	.600 %	01/05/10	4,999,889
	HESSENTH(UNGTD)YECD .41% 3/23/10	5,000,000.00	.410 %	03/23/10	5,001,592
	HESSENTH(UNGTD)YECD .43% 3/15/10	6,000,000.00	.430 %	03/15/10	6,001,970
	HESSENTH(UNGTD)YECD .53% 2/01/10	3,000,000.00	.530 %	02/01/10	3,000,772
	HESSENTH(UNGTD)YECD .54% 5/11/10	8,000,000.00	.540 %	05/11/10	8,005,521
	HESSENTH(UNGTD)YECD .55% 1/11/10	1,000,000.00	.550 %	01/11/10	1,000,101
	HESSENTH(UNGTD)YECD .55% 1/25/10	6,000,000.00	.550 %	01/25/10	6,001,373
	HSBC YECD .575% 12/21/10	3,000,000.00	.575 %	12/21/10	2,994,856
	HSBC YECD .6% 11/22/10	6,000,000.00	.600 %	11/22/10	5,994,574
	INGBANK YECD .2% 1/11/10	3,000,000.00	.200 %	01/11/10	2,999,982
	INGBANK YECD .22% 2/04/10	8,000,000.00	.220 %	02/04/10	7,999,844
	INGBANK YECD .25% 2/16/10	14,000,000.00	.250 %	02/16/10	14,000,182
	INGBANK YECD .25% 2/22/10	12,000,000.00	.250 %	02/22/10	12,000,176
	INGBANK YECD .39% 1/08/10	12,000,000.00	.390 %	01/08/10	12,000,452
	INTESA FDG CP .62% 1/15/10	1,000,000.00	.620 %	01/15/10	999,942
	INTESA FDG CP .68% 1/15/10	2,000,000.00	.680 %	01/15/10	1,999,883
	INTESA SANPAOLOY$CD .61% 1/06/10	8,000,000.00	.610 %	01/06/10	8,000,519
	IRELAND GOVT Y$CP .27% 1/29/10	30,000,000.00	.270 %	01/29/10	29,996,181
	IRELAND GOVT Y$CP .32% 2/12/10	8,000,000.00	.320 %	02/12/10	7,998,385
	IRELAND GOVT Y$CP .32% 3/02/10	2,000,000.00	.320 %	03/02/10	1,999,353
	IRELAND GOVT Y$CP .33% 1/27/10	6,000,000.00	.330 %	01/27/10	5,999,312
	IRELAND GOVT Y$CP .42% 1/11/10	1,000,000.00	.420 %	01/11/10	999,959
	JDOT 09-B A-1 .34463% 11/2/10	5,770,037.462	.344 %	11/02/10	5,765,745
	JDOT 2009-A A1 1.13155% 7/2/10	1,380,792.538	1.131 %	07/02/10	1,382,079
	LBBW (UNGTD) YECD .35% 1/14/10	10,000,000.00	.350 %	01/14/10	10,000,505
	LBBW (UNGTD) YECD .35% 1/19/10	21,000,000.00	.350 %	01/19/10	21,001,441
	LIBERTY ST FNDGCP .07% 1/04/10	2,000,000.00	.070 %	01/04/10	1,999,984
	LLOYDS GP 3ML+32 3/5/10 144A	12,000,000.00	FRN	03/05/10	11,998,272
	LLOYDS TSB BKNYY$CD .2% 1/15/10	18,000,000.00	.200 %	01/15/10	17,999,851
	LP PINEWOOD SPV TAXBLE L=WC V7	3,000,000.00	VRDN	02/01/18	3,000,000
	MARKET STREET FCP .2% 1/26/10	2,975,000.00	.200 %	01/26/10	2,974,656
	METLIFE GLB FD 3ML+60 7/11 144	3,000,000.00	FRN	07/01/11	3,002,217
	METLIFE# FRN 3ML+75 10/20/10	10,000,000.00	FRN	10/20/10	9,981,010
	NATAUST YECD .4% 3/10/10	5,000,000.00	.400 %	03/10/10	5,001,626
	NATAUST YECD .4% 3/22/10	3,000,000.00	.400 %	03/22/10	3,001,145
	NATEXIS BNQ Y$CP .3% 1/04/10	5,000,000.00	.300 %	01/04/10	4,999,911
	NATEXIS BNQ Y$CP .3% 2/22/10	8,000,000.00	.300 %	02/22/10	7,997,515
	NATEXIS BNQ Y$CP .3% 2/23/10	2,000,000.00	.300 %	02/23/10	1,999,364
	NATEXIS BNQ Y$CP .45% 1/05/10	2,000,000.00	.450 %	01/05/10	1,999,956
	NATEXIS BNQ Y$CP .45% 1/08/10	4,000,000.00	.450 %	01/08/10	3,999,857
	NATIXIS NY BRH Y$CD .3% 2/10/10	6,000,000.00	.300 %	02/10/10	6,000,409
	NATIXIS NY BRH Y$CD .3% 2/22/10	3,000,000.00	.300 %	02/22/10	3,000,265
	NATIXIS NY BRH Y$CD .3% 3/03/10	14,000,000.00	.300 %	03/03/10	14,000,721
	NATIXIS NY BRH Y$CD .3% 3/09/10	5,000,000.00	.300 %	03/09/10	5,000,283
	NATIXIS NY BRH Y$CD .32% 3/01/10	12,000,000.00	.320 %	03/01/10	12,000,997
	NATIXIS NY Y$CD 3ML+5 6/22/11	9,000,000.00	YCD	06/22/11	8,994,186
	NATIXIS SA Y$CD .35% 2/10/10	18,000,000.00	.350 %	02/10/10	18,002,250
	NATIXIS Y$CD 3ML+15 5/19/10	3,000,000.00	YCD	05/19/10	3,001,200
	NATNWDE(UGTD Y$CP .3% 2/16/10	4,000,000.00	.300 %	02/16/10	3,998,940
	NATNWDE(UGTD Y$CP .3% 2/22/10	2,000,000.00	.300 %	02/22/10	1,999,379
	NATNWDE(UGTD Y$CP .37% 2/23/10	3,000,000.00	.370 %	02/23/10	2,999,046
	NATNWDE(UGTD Y$CP .37% 3/01/10	4,000,000.00	.370 %	03/01/10	3,998,533
	NORDDEUT(UNGTD)YECD .25% 1/04/10	7,000,000.00	.250 %	01/04/10	7,000,023
	NORDEA BK FINLAY$CD .21% 2/16/10	21,000,000.00	.210 %	02/16/10	20,999,177
	NOVASC Y$CP .02% 1/04/10	39,291,000.00	.020 %	01/04/10	39,290,882
	NYLIFE FRN 3ML+105 5/14/10	4,000,000.00	FRN	05/14/10	3,999,828
	NYLIFE# FRN 3ML+115 3/31/10	7,000,000.00	FRN	03/31/10	6,999,811
	P&G INTL FNDING 3ML+1 5/07/10	3,000,000.00	FRN	05/07/10	2,998,641
	PALISADES(CITI)CP .9% 1/04/10	4,000,000.00	.900 %	01/04/10	3,999,844
	PALISADES(CITI)CP .9% 1/05/10	1,000,000.00	.900 %	01/05/10	999,951
	PALISADES(CITI)CP .9% 1/07/10	1,000,000.00	.900 %	01/07/10	999,932
	PALISADES(CITI)CP .9% 1/07/10	1,000,000.00	.900 %	01/07/10	999,930
	PALISADES(CITI)CP 1% 1/04/10	3,000,000.00	1.000 %	01/04/10	2,999,883
	PALISADES(CITI)CP 1% 1/04/10	2,000,000.00	1.000 %	01/04/10	1,999,922
	PFIZER CP .6% 4/20/10	2,000,000.00	.600 %	04/20/10	1,998,882
	PFIZER CP .605% 4/30/10	3,000,000.00	.605 %	04/30/10	2,998,000
	PFIZER CP .645% 4/28/10	3,000,000.00	.645 %	04/28/10	2,998,063
	PHILA PA SUBSER 08A-3 L=BA VR7	8,500,000.00	VRDN	09/01/21	8,500,000
	RABO Y$CD .6% 5/06/10	6,000,000.00	.600 %	05/06/10	6,007,120
	RABO Y$CD .6% 5/14/10	3,000,000.00	.600 %	05/14/10	3,003,789
	RABO Y$CD .6% 5/18/10	1,000,000.00	.600 %	05/18/10	1,001,300
	RABO Y$CD 1.2% 1/12/10	5,000,000.00	1.200 %	01/12/10	5,001,713
	RABO Y$CD 1.52% 3/19/10	3,000,000.00	1.520 %	03/19/10	3,008,363
	RABO Y$CD 1ML 10/15/10	6,000,000.00	YCD	10/15/10	6,004,446
	RABO Y$CD 1ML 10/18/10	6,000,000.00	YCD	10/18/10	6,004,500
	RABO Y$CD 1ML 10/19/10	1,000,000.00	YCD	10/19/10	1,000,756
	RABO Y$CD 1ML 10/21/10	6,000,000.00	YCD	10/21/10	6,000,042
	RABO Y$CD 1ML 10/22/10	6,000,000.00	YCD	10/22/10	6,000,036
	RABO Y$CD 1ML 10/29/10	6,000,000.00	YCD	10/29/10	6,000,048
	RABO Y$CD 1ML 11/05/10	3,000,000.00	YCD	11/05/10	3,000,000
	RBS CT BR Y$CD 1ML+28 5/20/10	9,000,000.00	YCD	05/20/10	8,997,678

(a)	(b) Identity of Issue	(c) Description of Investment			(e)
		Par Value	Rate (%)	Maturity Date	Current Value $
	SHORT TERM INVESTMENTS				
	RBS CT BRH Y$CD .54% 5/21/10	9,000,000.00	.540 %	05/21/10	9,006,681
	RBS Y$CD .3% 2/16/10	6,000,000.00	.300 %	02/16/10	6,000,469
	RBS Y$CD .3% 2/22/10	10,000,000.00	.300 %	02/22/10	10,000,882
	RBS Y$CD .73% 4/01/10	6,000,000.00	.730 %	04/01/10	6,006,356
	RBS Y$CD .8% 3/16/10	12,000,000.00	.800 %	03/16/10	12,013,226
	ROYAL BK CDA 1ML+40 1/15/11	13,000,000.00	FRN	01/15/11	13,139,815
	ROYALBK Y$CD 1ML 10/29/10	1,000,000.00	YCD	10/29/10	1,000,009
	ROYALBK Y$CD 1ML 12/03/10	12,000,000.00	YCD	12/03/10	12,000,000
	ROYALBK Y$CD 1ML 12/17/10	1,000,000.00	YCD	12/17/10	999,527
	ROYALBK Y$CD 3ML+30 12/31/10	14,000,000.00	YCD	12/31/10	13,994,988
	SANTA CLARA CA 08M L=BA VR7	2,000,000.00	VRDN	05/15/35	2,000,000
	SEB NY BR Y$CD .3% 2/26/10	8,000,000.00	.300 %	02/26/10	8,000,760
	SOCGEN 3ML+41 4/1/10 144A	12,000,000.00	BN	04/01/10	11,997,096
	SOCGEN Y$CD 3ML-35 5/5/11	3,000,000.00	YCD	05/05/11	3,000,000
	SOCIETE GEN Y$CD 1ML+3 6/2/10	15,000,000.00	YCD	06/02/10	14,994,495
	SOCIETE GENERALY$CD .2% 1/07/10	6,000,000.00	.200 %	01/07/10	5,999,977
	SOCIETE GENERALY$CD .2% 1/07/10	3,000,000.00	.200 %	01/07/10	2,999,988
	SUMITOMO BKG Y$CD .21% 1/22/10	3,000,000.00	.210 %	01/22/10	2,999,982
	SUMITOMO BKG Y$CD .22% 2/09/10	4,000,000.00	.220 %	02/09/10	3,999,956
	SUMITOMO BKG Y$CD .3% 1/04/10	2,000,000.00	.300 %	01/04/10	2,000,018
	SUMITOMO BKG Y$CD .3% 1/07/10	1,000,000.00	.300 %	01/07/10	1,000,016
	SUMITOMO BKG Y$CD .3% 1/11/10	2,000,000.00	.300 %	01/11/10	2,000,049
	SUMITOMO BKG Y$CD .3% 1/14/10	1,000,000.00	.300 %	01/14/10	1,000,031
	SWEDBANK AB Y$CD .34% 1/04/10	12,000,000.00	.340 %	01/04/10	12,000,160
	TOR DOM Y$CD .5% 12/20/10	9,000,000.00	.500 %	12/20/10	8,998,231
	TORONTO Y$CD .5% 2/08/10	3,000,000.00	.500 %	02/08/10	3,001,201
	TORONTO Y$CD .5% 2/09/10	3,000,000.00	.500 %	02/09/10	3,001,232
	TORONTO Y$CD .6% 1/05/10	2,000,000.00	.600 %	01/05/10	2,000,133
	TORONTO Y$CD .6% 1/19/10	1,000,000.00	.600 %	01/19/10	1,000,253
	TORONTO Y$CD .6% 4/16/10	1,000,000.00	.600 %	04/16/10	1,001,323
	TORONTO Y$CD .65% 4/08/10	5,000,000.00	.650 %	04/08/10	5,006,797
	TORONTO Y$CD .65% 4/08/10	2,000,000.00	.650 %	04/08/10	2,002,719
	TORONTO Y$CD 1.6% 1/14/10	7,000,000.00	1.600 %	01/14/10	7,004,024
	TORONTO Y$CD 1ML 11/05/10	7,000,000.00	YCD	11/05/10	6,997,088
	TORONTO Y$CD 1ML+0 10/29/10	1,000,000.00	YCD	10/29/10	999,601
	TORONTO Y$CD 3ML 7/13/10	3,000,000.00	YCD	07/13/10	2,997,822
	TORONTO-US CP .55% 3/08/10	1,000,000.00	.550 %	03/08/10	999,665
	UNICREDIRE Y$CP .25% 1/26/10	7,000,000.00	.250 %	01/26/10	6,999,085
	UNICREDIRE Y$CP .36% 1/07/10	6,000,000.00	.360 %	01/07/10	5,999,813
	UNICREDIRE Y$CP .45% 2/12/10	14,000,000.00	.450 %	02/12/10	13,996,672
	UNICREDIT SPA Y$CD .355% 1/08/10	5,000,000.00	.355 %	01/08/10	5,000,150
	UNICREDIT SPA YECD .25% 1/11/10	6,000,000.00	.250 %	01/11/10	6,000,055
	USTBILL 0% 12/16/10	17,000,000.00	.000 %	12/16/10	16,928,107
	USTBILL 0% 6/03/10	21,000,000.00	.000 %	06/03/10	20,984,943
	USTBILL 0% 9/23/10	19,000,000.00	.000 %	09/23/10	18,954,096
	VERIZON COM INC 1/12/11	12,000,000.00	FRN	01/12/11	11,994,528
	WESTPAC BANKING 1ML+3 7/23/10	15,000,000.00	FRN	07/23/10	14,990,190
	WESTPAC VCP 1ML+5 12/10/10	11,000,000.00	VCP	12/10/10	10,994,896
	WESTPAC VCP 3ML+2 3/11/10	6,000,000.00	VCP	03/11/10	5,999,436
	WPACBKG BANKING 3ML+1 1/14/11	11,000,000.00	FRN	01/14/11	10,995,446
	WPACBKG VCP 1ML+3 7/13/10	7,000,000.00	VCP	07/13/10	6,995,639
	WPACBKG VCP 1ML+3 7/16/10	7,000,000.00	VCP	07/16/10	6,995,583
	WPACBKG VCP 3ML+2 3/18/10	6,000,000.00	VCP	03/18/10	5,998,674
	WPACBKG Y$CP .7% 5/11/10	6,000,000.00	.700 %	05/11/10	5,994,586
*	FIDELITY INSTITUTIONAL CASH PORT			N/A	28,087,361
	COMMON/COLLECTIVE FUNDS				
	1-3 YR GOVT BOND BARCLAY'S		COMM	FUNDS	$ 28,816,570
	20+ TREASURY BOND BARCLAY'S		COMM	FUNDS	$ 112,394,112
*	EQUITIES FUND		COMM	FUNDS	$ 755,808,410
	GOVT CREDIT INDEX BARCLAY'S		COMM	FUNDS	$ 23,715,912
	INT TERM GOV'T BOND BARCLAY'S		COMM	FUNDS	$ 25,682,177
	LifePath 2020		COMM	FUNDS	$ 63,790,130
	LifePath 2030		COMM	FUNDS	$ 43,827,454
	LifePath 2040		COMM	FUNDS	$ 29,377,129
	LifePath 2050		COMM	FUNDS	$ 3,147,669
	Lifepath Retirement		COMM	FUNDS	$ 58,801,122
	MID CAP EQUITY INDEX BARCLAY'S		COMM	FUNDS	$ 135,806,980
	RUSSELL 1000 GROWTH BARCLAY'S		COMM	FUNDS	$ 11,044,765
	RUSSELL 1000 INDEX BARCLAY'S		COMM	FUNDS	$ 22,417,635
	RUSSELL 1000 VALUE BARCLAY'S		COMM	FUNDS	$ 13,573,211
	RUSSELL 2000 GROWTH BARCLAY'S		COMM	FUNDS	$ 6,791,001
	RUSSELL 2000 INDEX BARCLAY'S		COMM	FUNDS	$ 23,598,586
	RUSSELL 2000 VALUE BARCLAY'S		COMM	FUNDS	$ 15,585,529
	SHELL TIPS FUND		COMM	FUNDS	$ 55,685,214
	US DEBT INDEX BARCLAY'S		COMM	FUNDS	$ 143,177,436
	US EQUITIES MARKET BARCLAY'S		COMM	FUNDS	$ 91,938,053
*	ROYAL DUTCH STOCK FUND		COMMON	STOCK	$ 1,003,088,510
*	**PARTICIPANT LOANS**		LOAN	3.25 - 10.5	$ 132,672,134
	ABDN GLBL FX INC IS		MUTUAL	FUNDS	$ 1,401,561
	ABF BALANCED INV		MUTUAL	FUNDS	$ 473,036
	ABF INTL EQUITY INV		MUTUAL	FUNDS	$ 3,339,158
	ABF LG CAP VAL INST		MUTUAL	FUNDS	$ 16,387,069
	ABF SH TERM BOND INV		MUTUAL	FUNDS	$ 770,167
	AIM BASIC VALUE A		MUTUAL	FUNDS	$ 1,315,049
	AIM CONSTELLATION A		MUTUAL	FUNDS	$ 499,476
	AIM DYNAMICS INV		MUTUAL	FUNDS	$ 2,765,497
	AIM GLB SM&MDCP GR A		MUTUAL	FUNDS	$ 586,353
	AIM MIDCAP CORE EQ A		MUTUAL	FUNDS	$ 6,606,956
	ALGER CAP APPREC I		MUTUAL	FUNDS	$ 19,677,699
	ALGER MIDCAP GRTH I		MUTUAL	FUNDS	$ 7,208,247
	ALGER SM CAP GR IS I		MUTUAL	FUNDS	$ 2,173,613
	ALL/BERN SMMDCPVAL A		MUTUAL	FUNDS	$ 319,002
	ALLNZ CCM CAP AP ADM		MUTUAL	FUNDS	$ 841,600
	ALLNZ CCM MID CP ADM		MUTUAL	FUNDS	$ 995,819
	ALLNZ NFJ SMCAPVAL I		MUTUAL	FUNDS	$ 18,787,564
	AM CEN LG CO VAL INV		MUTUAL	FUNDS	$ 3,424,898
	AM CENT SM COMP INV		MUTUAL	FUNDS	$ 788,578
	AM CENT ULTRA INV		MUTUAL	FUNDS	$ 119,778
	AM CENT VISTA INV		MUTUAL	FUNDS	$ 2,464,890
	ARIEL APPRECIATION		MUTUAL	FUNDS	$ 3,964,458
	ARIEL FUND		MUTUAL	FUNDS	$ 5,625,493
	ARTISAN INTL		MUTUAL	FUNDS	$ 11,548,514
	ARTISAN MID CAP INV		MUTUAL	FUNDS	$ 5,171,585

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date		(e) Current Value $
	SHORT TERM INVESTMENTS					
	ARTISAN MID CAP VAL		MUTUAL	FUNDS	$	10,458,822
	BARON ASSET FUND		MUTUAL	FUNDS	$	2,989,459
	BARON GROWTH		MUTUAL	FUNDS	$	16,708,885
	BARON SMALL CAP		MUTUAL	FUNDS	$	1,494,516
	CALV NEWVIS SM CP A		MUTUAL	FUNDS	$	44,700
	CALVERT CAP ACC A		MUTUAL	FUNDS	$	19,406
	CALVERT INTL EQTY A		MUTUAL	FUNDS	$	35,492
	CALVERT SIF BALNCD A		MUTUAL	FUNDS	$	31,725
	CALVERT SIF BOND IS		MUTUAL	FUNDS	$	2,433,029
	CALVERT SIF:EQUITY A		MUTUAL	FUNDS	$	58,587
	COL CONS HIGH YLD Z		MUTUAL	FUNDS	$	1,226,563
	COL/ACORN SELECT Z		MUTUAL	FUNDS	$	5,941,180
	CRM MID CAP VAL INV		MUTUAL	FUNDS	$	7,600,791
	CS LARGE CAP VALUE A		MUTUAL	FUNDS	$	339,626
	CS LG CAP GRTH COM		MUTUAL	FUNDS	$	132,735
	CS MID CAP CORE COM		MUTUAL	FUNDS	$	72,112
	CS SM CAP CORE COM		MUTUAL	FUNDS	$	505,356
	DOMINI SOCIAL EQ INV		MUTUAL	FUNDS	$	152,794
	DREY DISCOVERY F		MUTUAL	FUNDS	$	311,440
	DREY EQUITY GROWTH F		MUTUAL	FUNDS	$	131,511
	DREY MID-CAP GRTH F		MUTUAL	FUNDS	$	714,367
	DWS GLOBAL OPPS S		MUTUAL	FUNDS	$	250,961
	DWS GRTH & INCOME S		MUTUAL	FUNDS	$	566,205
	DWS INTERNATIONAL S		MUTUAL	FUNDS	$	421,595
	DWS STRATEGIC VAL A		MUTUAL	FUNDS	$	2,467,224
*	FID ASSET MGR 20%		MUTUAL	FUNDS	$	2,337,367
*	FID ASSET MGR 50%		MUTUAL	FUNDS	$	2,785,952
*	FID ASSET MGR 70%		MUTUAL	FUNDS	$	1,192,883
*	FID ASSET MGR 85%		MUTUAL	FUNDS	$	1,528,680
*	FID BALANCED K		MUTUAL	FUNDS	$	34,200,782
*	FID BLUE CHIP GR K		MUTUAL	FUNDS	$	98,197,322
*	FID BLUE CHIP VALUE		MUTUAL	FUNDS	$	4,994,271
*	FID CANADA		MUTUAL	FUNDS	$	48,498,224
*	FID CAP APPREC K		MUTUAL	FUNDS	$	11,559,313
*	FID CAPITAL & INCOME		MUTUAL	FUNDS	$	28,345,129
*	FID CHINA REGION		MUTUAL	FUNDS	$	39,928,452
*	FID CONTRAFUND K		MUTUAL	FUNDS	$	245,342,102
*	FID CONVERTIBLE SEC		MUTUAL	FUNDS	$	8,617,985
*	FID DISCIPLND EQ K		MUTUAL	FUNDS	$	1,811,265
*	FID DIVERSIFD INTL K		MUTUAL	FUNDS	$	105,816,061
*	FID DIVIDEND GR K		MUTUAL	FUNDS	$	39,976,451
*	FID EMERGING MKTS K		MUTUAL	FUNDS	$	36,711,158
*	FID EQUITY INC II K		MUTUAL	FUNDS	$	3,480,581
*	FID EQUITY INCOME K		MUTUAL	FUNDS	$	73,410,897
*	FID EUROPE		MUTUAL	FUNDS	$	2,771,189
*	FID EUROPE CAP APP		MUTUAL	FUNDS	$	3,800,320
*	FID EXPORT & MULTI K		MUTUAL	FUNDS	$	8,582,568
*	FID FIFTY		MUTUAL	FUNDS	$	5,698,711
*	FID FLOAT RT HI INC		MUTUAL	FUNDS	$	7,200,007
*	FID FOCUSED HIGH INC		MUTUAL	FUNDS	$	1,692,309
*	FID FOCUSED STOCK		MUTUAL	FUNDS	$	3,861,202
*	FID FOUR IN ONE IDX		MUTUAL	FUNDS	$	4,284,720
*	FID FREEDOM 2000		MUTUAL	FUNDS	$	1,573,989
*	FID FREEDOM 2005		MUTUAL	FUNDS	$	989,963
*	FID FREEDOM 2010		MUTUAL	FUNDS	$	23,209,108
*	FID FREEDOM 2015		MUTUAL	FUNDS	$	12,086,637
*	FID FREEDOM 2020		MUTUAL	FUNDS	$	51,317,139
*	FID FREEDOM 2025		MUTUAL	FUNDS	$	6,396,561
*	FID FREEDOM 2030		MUTUAL	FUNDS	$	15,419,533
*	FID FREEDOM 2035		MUTUAL	FUNDS	$	2,298,242
*	FID FREEDOM 2040		MUTUAL	FUNDS	$	8,907,937
*	FID FREEDOM 2045		MUTUAL	FUNDS	$	460,046
*	FID FREEDOM 2050		MUTUAL	FUNDS	$	2,109,725
*	FID FREEDOM INCOME		MUTUAL	FUNDS	$	4,113,398
*	FID FUND K		MUTUAL	FUNDS	$	4,652,161
*	FID GLOBAL BALANCED		MUTUAL	FUNDS	$	2,424,827
*	FID GNMA		MUTUAL	FUNDS	$	19,797,656
*	FID GR STRATEGIES K		MUTUAL	FUNDS	$	8,095,116
*	FID GROWTH & INC K		MUTUAL	FUNDS	$	26,298,017
*	FID GROWTH CO K		MUTUAL	FUNDS	$	16,170,547
*	FID GROWTH DISC K		MUTUAL	FUNDS	$	3,866,958
*	FID HIGH INCOME		MUTUAL	FUNDS	$	10,742,213
*	FID INDEPENDENCE K		MUTUAL	FUNDS	$	6,906,620
*	FID INFLAT PROT BOND		MUTUAL	FUNDS	$	11,699,073
*	FID INST SH INT GOVT		MUTUAL	FUNDS	$	4,359,978
*	FID INTERMED BOND		MUTUAL	FUNDS	$	7,367,355
*	FID INTL CAP APPREC		MUTUAL	FUNDS	$	2,568,689
*	FID INTL DISCOVERY K		MUTUAL	FUNDS	$	20,655,892
*	FID INTL REAL ESTATE		MUTUAL	FUNDS	$	4,413,532
*	FID INTL SM CAP OPP		MUTUAL	FUNDS	$	2,203,797
*	FID INTL SMALL CAP		MUTUAL	FUNDS	$	10,844,097
*	FID INTL VALUE		MUTUAL	FUNDS	$	850,022
*	FID INTM GOVT INCOME		MUTUAL	FUNDS	$	2,667,875
*	FID JAPAN		MUTUAL	FUNDS	$	1,526,327
*	FID JAPAN SMALLER CO		MUTUAL	FUNDS	$	1,882,238
*	FID LARGE CAP GROWTH		MUTUAL	FUNDS	$	1,738,207
*	FID LARGE CAP STOCK		MUTUAL	FUNDS	$	3,527,528
*	FID LARGE CAP VALUE		MUTUAL	FUNDS	$	6,016,565
*	FID LATIN AMERICA		MUTUAL	FUNDS	$	91,017,525
*	FID LEVERGD CO STK K		MUTUAL	FUNDS	$	55,490,845
*	FID LOW PRICED STK K		MUTUAL	FUNDS	$	110,248,991
*	FID MAGELLAN K		MUTUAL	FUNDS	$	68,598,536
*	FID MEGA CAP STOCK		MUTUAL	FUNDS	$	1,365,594
*	FID MID CAP GROWTH		MUTUAL	FUNDS	$	1,803,356
*	FID MID CAP STOCK K		MUTUAL	FUNDS	$	20,734,974
*	FID MID CAP VALUE		MUTUAL	FUNDS	$	3,634,117
*	FID MORTGAGE SEC		MUTUAL	FUNDS	$	702,505
*	FID NASDAQ COMP INDX		MUTUAL	FUNDS	$	1,681,636
*	FID NEW MARKETS INC		MUTUAL	FUNDS	$	29,907,956
*	FID OTC K		MUTUAL	FUNDS	$	80,280,471
*	FID OVERSEAS K		MUTUAL	FUNDS	$	19,645,529
*	FID PACIFIC BASIN		MUTUAL	FUNDS	$	3,079,104
*	FID PURITAN K		MUTUAL	FUNDS	$	166,563,926

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date	(e) Current Value $
	SHORT TERM INVESTMENTS				
*	FID REAL ESTATE INC		MUTUAL	FUNDS	$ 5,474,394
*	FID REAL ESTATE INVS		MUTUAL	FUNDS	$ 16,545,522
*	FID SEL AIR TRANSPRT		MUTUAL	FUNDS	$ 490,793
*	FID SEL AUTOMOTIVE		MUTUAL	FUNDS	$ 2,147,205
*	FID SEL BANKING		MUTUAL	FUNDS	$ 2,332,181
*	FID SEL BIOTECH		MUTUAL	FUNDS	$ 2,611,261
*	FID SEL BROKERAGE		MUTUAL	FUNDS	$ 2,675,539
*	FID SEL CHEMICALS		MUTUAL	FUNDS	$ 5,600,225
*	FID SEL COMM EQUIP		MUTUAL	FUNDS	$ 1,345,609
*	FID SEL COMPUTERS		MUTUAL	FUNDS	$ 1,118,216
*	FID SEL CONS DISCR		MUTUAL	FUNDS	$ 286,780
*	FID SEL CONS STAPLES		MUTUAL	FUNDS	$ 4,722,508
*	FID SEL CONSTR/HOUSE		MUTUAL	FUNDS	$ 1,190,930
*	FID SEL DEFENSE		MUTUAL	FUNDS	$ 6,828,065
*	FID SEL ELECTRONICS		MUTUAL	FUNDS	$ 2,345,852
*	FID SEL ENERGY		MUTUAL	FUNDS	$ 38,080,558
*	FID SEL ENERGY SVCS		MUTUAL	FUNDS	$ 28,456,750
*	FID SEL ENVIRONMENT		MUTUAL	FUNDS	$ 522,813
*	FID SEL FINANCIAL		MUTUAL	FUNDS	$ 3,351,873
*	FID SEL GOLD		MUTUAL	FUNDS	$ 41,932,898
*	FID SEL HEALTHCARE		MUTUAL	FUNDS	$ 5,399,087
*	FID SEL HOME FINANCE		MUTUAL	FUNDS	$ 881,741
*	FID SEL INDUST EQUIP		MUTUAL	FUNDS	$ 611,055
*	FID SEL INDUSTRIALS		MUTUAL	FUNDS	$ 1,223,363
*	FID SEL INSURANCE		MUTUAL	FUNDS	$ 674,040
*	FID SEL IT SERVICES		MUTUAL	FUNDS	$ 693,125
*	FID SEL LEISURE		MUTUAL	FUNDS	$ 1,500,356
*	FID SEL MATERIALS		MUTUAL	FUNDS	$ 7,751,095
*	FID SEL MED EQ & SYS		MUTUAL	FUNDS	$ 6,950,866
*	FID SEL MEDICAL DEL		MUTUAL	FUNDS	$ 4,030,087
*	FID SEL MONEY MARKET		MUTUAL	FUNDS	$ 35,822,888
*	FID SEL MULTIMEDIA		MUTUAL	FUNDS	$ 437,879
*	FID SEL NATURAL GAS		MUTUAL	FUNDS	$ 26,709,074
*	FID SEL NATURAL RES		MUTUAL	FUNDS	$ 19,972,662
*	FID SEL PHARMACEUTCL		MUTUAL	FUNDS	$ 1,393,702
*	FID SEL RETAILING		MUTUAL	FUNDS	$ 860,313
*	FID SEL SOFTWARE		MUTUAL	FUNDS	$ 3,273,270
*	FID SEL TECHNOLOGY		MUTUAL	FUNDS	$ 10,084,395
*	FID SEL TELECOMM		MUTUAL	FUNDS	$ 881,917
*	FID SEL TRANSPORT		MUTUAL	FUNDS	$ 1,023,096
*	FID SEL UTILITIES		MUTUAL	FUNDS	$ 1,604,701
*	FID SEL WIRELESS		MUTUAL	FUNDS	$ 4,345,925
*	FID SHORT TERM BOND		MUTUAL	FUNDS	$ 7,434,447
*	FID SM CAP DISCOVERY		MUTUAL	FUNDS	$ 2,903,460
*	FID SM CAP INDEPEND		MUTUAL	FUNDS	$ 2,606,407
*	FID SMALL CAP GROWTH		MUTUAL	FUNDS	$ 3,842,591
*	FID SMALL CAP STOCK		MUTUAL	FUNDS	$ 12,913,938
*	FID SMALL CAP VALUE		MUTUAL	FUNDS	$ 2,617,319
*	FID SOUTHEAST ASIA		MUTUAL	FUNDS	$ 22,736,326
*	FID STOCK SELECTOR K		MUTUAL	FUNDS	$ 935,479
*	FID STRAT DIV & INC		MUTUAL	FUNDS	$ 1,332,290
*	FID STRAT REAL RET		MUTUAL	FUNDS	$ 975,860
*	FID STRATEGIC INCOME		MUTUAL	FUNDS	$ 52,899,508
*	FID TELECOM & UTIL		MUTUAL	FUNDS	$ 1,758,435
*	FID TOTAL BOND		MUTUAL	FUNDS	$ 7,082,440
*	FID TREND		MUTUAL	FUNDS	$ 1,663,901
*	FID ULTRASHORT BOND		MUTUAL	FUNDS	$ 681,831
*	FID VALUE DISCOV K		MUTUAL	FUNDS	$ 4,970,678
*	FID VALUE K		MUTUAL	FUNDS	$ 61,926,032
*	FID VALUE STRAT K		MUTUAL	FUNDS	$ 1,046,906
*	FID WORLDWIDE		MUTUAL	FUNDS	$ 2,034,200
*	FIDELITY CASH RESRVE		MUTUAL	FUNDS	$ 27,771,574
*	FIDELITY GOVT INCOME		MUTUAL	FUNDS	$ 11,044,763
*	FIDELITY INVST GR BD		MUTUAL	FUNDS	$ 12,020,953
*	FIDELITY NEW MILLEN		MUTUAL	FUNDS	$ 981,132
*	FIDELITY NORDIC		MUTUAL	FUNDS	$ 4,824,291
*	FIDELITY RET GOVT MM		MUTUAL	FUNDS	$ 6,487,220
*	FIDELITY RETIRE MMKT		MUTUAL	FUNDS	$ 10,864,309
*	FIDELITY US BD INDEX		MUTUAL	FUNDS	$ 29,283,081
*	FIDELITY US GOVT RES		MUTUAL	FUNDS	$ 10,629,784
	FKLN SMMIDCAP GRTH A		MUTUAL	FUNDS	$ 3,509,715
	FPA CRESCENT		MUTUAL	FUNDS	$ 28,240,100
	HARTFORD GROWTH Y		MUTUAL	FUNDS	$ 492,035
	HARTFORD INTL GRTH Y		MUTUAL	FUNDS	$ 384,697
	HTFD SM CAP GROWTH Y		MUTUAL	FUNDS	$ 62,105
	JANUS BALANCED T		MUTUAL	FUNDS	$ 8,360,623
	JANUS ENTERPRISE T		MUTUAL	FUNDS	$ 1,780,222
	JANUS FLEXIBLE BD T		MUTUAL	FUNDS	$ 9,851,371
	JANUS FUND T		MUTUAL	FUNDS	$ 2,136,617
	JANUS RESEARCH T		MUTUAL	FUNDS	$ 6,734,374
	JANUS TWENTY T		MUTUAL	FUNDS	$ 27,751,960
	JANUS WORLDWIDE T		MUTUAL	FUNDS	$ 2,344,753
	JH SMALL COMPANY A		MUTUAL	FUNDS	$ 1,182,216
	LD ABBETT AFFILTD A		MUTUAL	FUNDS	$ 1,704,268
	LD ABBETT MIDCPVAL A		MUTUAL	FUNDS	$ 3,186,726
	LD ABBETT MIDCPVAL P		MUTUAL	FUNDS	$ 826,257
	LD ABBETT SMCP BLD A		MUTUAL	FUNDS	$ 1,067,863
	LM CBA AGG GR A		MUTUAL	FUNDS	$ 561,599
	LM CBA LC GRO A		MUTUAL	FUNDS	$ 162,173
	LM CM VALUE FI		MUTUAL	FUNDS	$ 1,261,951
	LOOMIS GROWTH A		MUTUAL	FUNDS	$ 171,821
	LOOMIS SM CAP VAL R		MUTUAL	FUNDS	$ 1,347,983
	MANAGERS BOND FUND		MUTUAL	FUNDS	$ 19,073,184
	MANAGERS SPECIAL EQ		MUTUAL	FUNDS	$ 210,077
	MGRS AMG ES LG CP GR		MUTUAL	FUNDS	$ 7,656
	MSIF ACTIVE INTL P		MUTUAL	FUNDS	$ 1,688,055
	MSIF BALANCED P		MUTUAL	FUNDS	$ 603,998
	MSIF CAPITAL GRTH P		MUTUAL	FUNDS	$ 683,569
	MSIF CP FX INC P		MUTUAL	FUNDS	$ 215,491
	MSIF EMERGING MKTS P		MUTUAL	FUNDS	$ 6,845,255
	MSIF INTL EQUITY P		MUTUAL	FUNDS	$ 3,286,108
	MSIF LGCP REL VAL P		MUTUAL	FUNDS	$ 7,350,296
	MSIF MID CAP GRTH P		MUTUAL	FUNDS	$ 5,106,287

(a)	(b) Identity of Issue	(c) Description of Investment				(e)
		Par Value	Rate (%)	Maturity Date		Current Value $
	SHORT TERM INVESTMENTS					
	MSIF SM CO GRTH P		MUTUAL	FUNDS	$	1,483,670
	MSIF VALUE P		MUTUAL	FUNDS	$	1,815,318
	MUTUAL GLB DISCVRY Z		MUTUAL	FUNDS	$	17,230,006
	MUTUAL SHARES (Z)		MUTUAL	FUNDS	$	9,936,494
	NB CORE BOND INV		MUTUAL	FUNDS	$	200,919
	NB FOCUS TRUST		MUTUAL	FUNDS	$	236,089
	NB GENESIS - INST CL		MUTUAL	FUNDS	$	23,077,077
	NB GUARDIAN TRUST		MUTUAL	FUNDS	$	611,449
	NB HIGH INC BOND INV		MUTUAL	FUNDS	$	5,019,231
	NB INTL FUND TRUST		MUTUAL	FUNDS	$	468,286
	NB MDCP GRTH TRUST		MUTUAL	FUNDS	$	365,428
	NB PARTNERS INST		MUTUAL	FUNDS	$	4,409,479
	NB REGENCY TRUST		MUTUAL	FUNDS	$	23,738
	NB SOCIALLY RESP TR		MUTUAL	FUNDS	$	1,465,430
	OAKMARK EQ & INC I		MUTUAL	FUNDS	$	55,118,563
	OAKMARK FUND I		MUTUAL	FUNDS	$	4,657,504
	OAKMARK SELECT I		MUTUAL	FUNDS	$	9,008,659
	OLDMUT STRAT SM CO Z		MUTUAL	FUNDS	$	369,918
	PIM GLBBND AD UNHDGD		MUTUAL	FUNDS	$	3,113,378
	PIM HIGH YIELD INST		MUTUAL	FUNDS	$	10,181,459
	PIM LOW DUR INST		MUTUAL	FUNDS	$	20,611,145
	PIM LT US GOVT INST		MUTUAL	FUNDS	$	15,888,940
	PIM REAL RETURN INST		MUTUAL	FUNDS	$	16,210,712
	PIM TOTAL RT INST		MUTUAL	FUNDS	$	104,073,318
	RAINIER SM/MD CAP I		MUTUAL	FUNDS	$	5,604,128
	RHJ MICRO CAP		MUTUAL	FUNDS	$	1,667,808
	ROYCE LOW PR STK IS		MUTUAL	FUNDS	$	9,092,661
	ROYCE OPPORTUNITY S		MUTUAL	FUNDS	$	1,028,842
	ROYCE TOT RETURN SER		MUTUAL	FUNDS	$	724,602
	ROYCE VALUE PLUS IS		MUTUAL	FUNDS	$	9,991,737
	RS PARTNERS A		MUTUAL	FUNDS	$	2,740,825
	RS SMALL CAP GRTH A		MUTUAL	FUNDS	$	622,065
	RS VALUE A		MUTUAL	FUNDS	$	1,249,204
	SPARTAN 500 INDEX		MUTUAL	FUNDS	$	21,617,117
	SPARTAN US EQ INDEX		MUTUAL	FUNDS	$	6,693,939
	SPTN EXTND MKT INDEX		MUTUAL	FUNDS	$	6,601,407
	SPTN INT TR INDX INV		MUTUAL	FUNDS	$	2,826,855
	SPTN INTL IND ADVAN		MUTUAL	FUNDS	$	215,981,868
	SPTN LT TR INDX INV		MUTUAL	FUNDS	$	903,501
	SPTN ST TR INDX INV		MUTUAL	FUNDS	$	1,593,163
	SPTN TOTAL MKT INDEX		MUTUAL	FUNDS	$	12,984,011
	TCW SELECT EQUITY N		MUTUAL	FUNDS	$	480,552
	TCW SM CAP GRTH N		MUTUAL	FUNDS	$	1,125,278
	TEMPLETON FOREIGN A		MUTUAL	FUNDS	$	6,036,349
	TEMPLETON GROWTH A		MUTUAL	FUNDS	$	3,634,776
	TEMPLETON WORLD A		MUTUAL	FUNDS	$	2,569,257
	TMPL DEV MKTS ADV		MUTUAL	FUNDS	$	7,031,574
	TMPL FOREIGN SM CO A		MUTUAL	FUNDS	$	2,145,201
	TMPL GLOBAL BOND ADV		MUTUAL	FUNDS	$	60,386,126
	TOUCHSTN SC SEL GR Z		MUTUAL	FUNDS	$	866,353
	USAA CORNERSTONE		MUTUAL	FUNDS	$	422,910
	USAA EMERGING MKTS		MUTUAL	FUNDS	$	5,974,809
	USAA GNMA TRUST		MUTUAL	FUNDS	$	2,781,570
	USAA GROWTH FUND		MUTUAL	FUNDS	$	497,475
	USAA INCOME FUND		MUTUAL	FUNDS	$	4,296,668
	USAA INCOME STOCK		MUTUAL	FUNDS	$	1,446,746
	USAA INTERNATIONAL		MUTUAL	FUNDS	$	4,691,549
	VAN KAMPEN EQ INC A		MUTUAL	FUNDS	$	1,868,721
	VIRTUS MID-CAP VAL A		MUTUAL	FUNDS	$	710,130
	VIRTUS SM-CAP CORE I		MUTUAL	FUNDS	$	42,737
	VK GROWTH INCOME I		MUTUAL	FUNDS	$	6,327,794
	WA CORE PLUS BOND FI		MUTUAL	FUNDS	$	1,066,930
	WEST ASSET CORE FI		MUTUAL	FUNDS	$	1,216,147
	WFA C&B MDCP VAL INV		MUTUAL	FUNDS	$	182,843
	WFA COMMON STOCK INV		MUTUAL	FUNDS	$	1,167,119
	WFA DISCOVERY INV		MUTUAL	FUNDS	$	490,176
	WFA GOVT SECURTY INV		MUTUAL	FUNDS	$	1,203,618
	WFA GROWTH INV		MUTUAL	FUNDS	$	4,481,965
	WFA LG CAP GRTH INV		MUTUAL	FUNDS	$	882,433
	WFA MIDCP DSCPLD INV		MUTUAL	FUNDS	$	770,780
	WFA OPPORTUNITY INV		MUTUAL	FUNDS	$	2,051,763
	WFA SHRTTERM BND INV		MUTUAL	FUNDS	$	1,315,208
	WFA SM CAP VAL INST		MUTUAL	FUNDS	$	14,696,665
	WFA SM CO VALUE ADM		MUTUAL	FUNDS	$	244,041
	WFA ULTRA ST INC INV		MUTUAL	FUNDS	$	1,430,832
*	**BROKERAGELINK**	VARIOUS INVESTMENT OPTIONS			$	102,922,924
						8,213,997,723

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc of our report dated June 17, 2010 relating to the financial statements of the Shell Provident Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 17, 2010